PRINCIPAL INVESTORS FUND, INC.
                                 680 8th Street
                           Des Moines, Iowa 50392-2080

                                October 20, 2006

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Attn:  John C. Grzeskiewicz, Esq.
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549

         Re:      Principal Investors Fund, Inc.
                  CIK:  0000898745
                  Withdrawal of Post-Effective Amendment No. 47
                     to Registration Statement on Form N-1A
                  File No. 33-59474

Dear Sirs:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Principal Investors Fund, Inc. ("the Fund") hereby submits this application for withdrawal of post-effective amendment no. 47 (the "Amendment") to its registration statement on Form N-1A together with all exhibits filed therewith (Accession No. 0000898745-06-000150). The Amendment was filed with the Securities and Exchange Commission via EDGAR on October 20, 2006 pursuant to Rule 485(a) under the Act. In accordance with Rule 485(a), the Amendment would become effective on January 2, 2007.

The Amendment was inadvertently filed in an incomplete format. The Fund has corrected the error and refiled the Amendment in proper form. The Amendment has not been declared effective.

Please contact me at 515-248-3842 if you have any questions or need any further information.

Very truly yours,



/s/ Michael D. Roughton

Michael D. Roughton
Counsel